Global Markets & Investment
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One Bryant Park — 8th Floor
New York, New York 10036

646-855-6780

January 19, 2010
VIA FACSIMILE AND EDGAR FILING
Mr. Jeffrey Riedler
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E., Room 1580
Mail Stop 6010
Washington, D.C. 20549-7010
Re:	Symetra Financial Corporation Registration Statement on Form S-1 (File No. 333-162344)
Mr. Riedler:
We hereby join the company in requesting that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 3:00 p.m. EST on January 21, 2010, or as soon thereafter as possible, pursuant to Rule 430A.
The underwriters of the above issue were advised by invitation wire and in subsequent underwriting papers that they must comply with the provisions of SEC Release No. 33- 4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act. Copies of the preliminary prospectus have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed. The undersigned, as joint book-running managers, have and will, and each underwriter and each dealer has advised the undersigned that it has and will comply with Release No. 33-4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act.

In connection with the foregoing and pursuant to Rule 460 please be advised that the undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus dated January 7, 2010.

N.Y.S.E.	1
Financial Services and Publications	10
FINRA	5
Underwriters	13,763
Dealers	27
Individuals & Corporations	1,149
MLPF&S Inc. Branch Offices	788

	15,734	Copies

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH
                                INCORPORATED
J.P. MORGAN SECURITIES INC.
GOLDMAN, SACHS & CO.
BARCLAYS CAPITAL INC.
As Representatives of the Underwriters

BY: MERRILL LYNCH, PIERCE, FENNER & SMITH
                                        INCORPORATED

By:	/s/ Palma Mazzolla
Palma Mazzolla
Authorized Signatory